ISA INTERNATIONALE INC.
                              2564 RICE STREET
                             ST. PAUL, MN 55113
                            SEC File No. 1-16423


September 13, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn: Mr. Andrew D. Mew
Accounting Branch Chief

Dear Mr. Mew:

We are responding to our previous letter dated August 30, 2011 concerning our correspondence filed with your department previous to that date on August 8, 2011.

The Company has had to revise its suggested submission date for the revised Form 10-K/A for the period ended September 30, 2010, Form 10-Q/A for the period ended December 31, 2010 and Form 10-Q/A for the period ended
March 31, 2011. Due to the comments raised in your most recent letter of August 30, 2011, we will also be revising the Form 10-Q/A for the period ending June 30, 2011. The Registrant, ISA Internationale Inc., is referred to in this letter as the "Company" or "ISAT".

As per our letter dated August 8, 2011, we informed your department we would be submitting the revised reports and submissions referred to above, on or before September 10, 2011. Our auditors, DeJoya Griffith CPA's,
Las Vegas, NV, are currently performing their subsequent audit testing and related work and reviewing the revised submissions referred to above as prepared by our Company in accordance with all prior correspondence with your department. Further, we did provide them copies of both your five previous letters to us as well as all of our subsequent responses, including all extension requests. They informed us yesterday of an estimated completion date within the next 5 business days. Therefore, we are revising submission date to your department to be now September 29, 2011. We ask for your consideration in this matter.

The registrant hereby acknowledges that:
1. the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2. staff comments or changes to disclosure reported to the SEC in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are attempting to fully comply with the reporting requirements of the SEC and respectfully ask for your agreement with our conclusions in this correspondence. Please contact me at 651-489-6941 or by fax at 651-484-9870 or 651-489-2254 if you have additional comments or questions.


Sincerely,

/s/Bernard L. Brodkorb
President, CEO, and CFO
ISA Internationale Inc.